EXHIBIT 5




[Bayer Letterhead]

Corporate Investor Relations

Milestone in the field of acetylsalicylic acid

Active ingredient in Aspirin(R)reduces the risk of myocardial infarction and stroke

Efficacy of ASA in vascular occlusion prevention

Frankfurt/Main - Patients at an elevated risk of myocardial infarction, stroke or other forms of arterial occlusion now have it black on white: acetylsalicylic acid (ASA), the active ingredient in Aspirin(R) , reduces the risk of another occlusive vascular event. This was confirmed by a meta-analysis that has now been published by the scientists participating in the Antithrombotic Trialists'
(ATT) Collaboration. The ATT research group evaluated a total of 287 studies involving more than 200,000 patients with relevant pre-existing disorders.

Their investigation showed that administration of antithrombotic (antiplatelet) substances such as ASA reduces the risk of serious vascular events by some 25 percent. The meta-analysis and its significance for patients suffering from these conditions and the doctors who treat them will be presented to the media by experts at a press conference hosted by Bayer AG in Frankfurt am Main today.

In concrete terms, the rate of non-fatal strokes was reduced by 25 percent while the number of non-fatal myocardial infarctions dropped by 34 percent. The vascular death rate was reduced by 15 percent. For Professor Carlo Patrono, a pharmacologist at the University of Rome in Italy, the benefits are clear. "For many high-risk patients, treatment with ASA is clearly beneficial in reducing the rate of occlusive vascular events. These benefits outweigh by far the potential risk of bleeding."

"This meta-analysis has not only confirmed the well-known indications of ASA. It also shows that the active ingredient in Aspirin(R) is still the gold standard in cardiovascular protection," explains Dr. Marianne Petersen-Braun, Scientific Head of Bayer Vital GmbH's Consumer Care Business Group.

The scientists in the Antithrombotic Trialists' Collaboration have also produced the first evidence that ASA exerts a

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protective effect in acute stoke, atrial fibrillation, stable angina pectoris and peripheral arterial disease, indicating that ASA could potentially be beneficial in indications beyond those currently known. These effects could even be obtained at extremely low doses.

"Between 75 and 150 milligrams daily is sufficient to ensure long-term therapeutic success," notes Professor Harald Darius, senior physician at Mainz Medical Hospital II in Germany. "Only for acute treatment is an initial loading dose of at least 150 milligrams recommended." Professor Darius therefore recommends a 9-month period of follow-up treatment with ASA and clopidogrel, in line with the data from the international multi-center study CURE which involved 12,562 patients with coronary syndrome (unstable angina pectoris, non-Q-wave infarction) with or without subsequent cardiac catheter intervention.

"ASA and clopidogrel have different mechanisms of action, so combining them can synergistically intensify their antiplatelet effects. In addition to their antiplatelet action, both substances also exert an additional protective effect on blood vessel walls," explains Professor Henning Schroder, Head of the Institute for Pharmacology and Toxicology at the University of Halle. However, potential pharmacodynamic interactions must also be taken into account. As concomitant treatment with clopidogrel and ASA can lead to an elevated risk of bleeding, the risk/benefit ratio must be checked and evaluated in each individual case. Given these new scientific findings, Bayer Vital GmbH and Bristol-Myers Squibb (BMS) have arranged a joint marketing agreement in Germany. As of February 2002, BMS's drug product Iscover (R) (clopidogrel) will be introduced to physicians by Bayer's field force along with Aspirin (R) Protect.

Cardiovascular diseases are among the most common causes of death in industrial countries. In Germany alone, the number of deaths attributed to these disorders amounts to almost half a million people each year. Both myocardial infarction and most strokes are caused by blood platelets clumping together, forming clots in blood vessels that restrict or even prevent the circulation of blood. Bayer's Aspirin (R) Protect is a tailor-made product for this indication. The enteric-coated tablet was specially developed to improve gastric tolerability in low-dose ASA therapy. Extremely good tolerability results have been attained with this presentation in both gastroscopically controlled examinations and post-marketing surveillance reports.

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Leverkusen, March 6, 2002

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.